SEC FILE NUMBER 001-14765
CUSIP NUMBER 427825 50 0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HERSHA HOSPITALITY TRUST

Full Name of Registrant

N/A

Former Name if Applicable

44 Hersha Drive

Address of Principal Executive Office (Street and Number)

Harrisburg, Pennsylvania 17102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hersha Hospitality Trust (the “Company”) is unable to complete its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) within the prescribed period without unreasonable effort or expense to the Company. The Form 10-K cannot be filed by the prescribed due date because the Company requires additional time, resources and effort to complete work related to the preparation of the Company’s audited financial statements, primarily due to delays in compiling and reviewing certain information. Such delays have resulted in part from a reduction in employees at the onset of the COVID-19 pandemic. The Company expects to file the Form 10-K no later than 15 calendar days from the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ashish R. Parikh	(717) 236-4400
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended December 31, 2020, the Company’s total revenues decreased approximately 66.7% to approximately $176.7 million from approximately $530.0 million for the fiscal year ended December 31, 2019. The reduction is revenue was primarily due to the impact of the ongoing COVID-19 pandemic on the Company’s business.

Net loss attributable to the Company’s common shareholders was approximately ($190.5) million, or ($4.93) per basic and diluted share for the fiscal year ended December 31, 2020 compared to net loss of approximately ($27.8) million, or ($0.74) per basic and diluted share for the fiscal year ended December 31, 2019.

A copy of the earnings press release, which sets forth the Company’s full statement of earnings, was attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K furnished with the Securities and Exchange Commission on February 23, 2021.

HERSHA HOSPITALITY TRUST

(Name of Registrant as Specified in Charter)

Ashish R. Parikh has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2021	By	/s/ Ashish R. Parikh
Name: Ashish R. Parikh
Title: Chief Financial Officer